Filing pursuant to Rule 424(b)(3)
                                                SEC File No. 333-75893
                                                        April 13, 2000


[LOGO]

                Supplement to Prospectus dated June 16, 1999

Dear Investor,

We are pleased to announce some exciting news regarding the ProLogis Trust 1999 Dividend Reinvestment and Share Purchase Plan. On April 13, 2000, ProLogis will offer shares directly online. By working with our transfer agent EquiServe and the online investor services company, StockPower Inc., you may now invest in ProLogis through the plan more conveniently than ever before.

To purchase shares online using the StockPower service, you will need to become a StockPower member. For more information on how online enrollment works, please visit our web site at www.prologis.com.

Once a StockPower member, you can authorize the transaction and withdrawal of funds from your bank account online, as well as link any of your other existing StockPower accounts. In addition, you will also enjoy the following benefits:

     o You can review your ProLogis shareholder account at anytime, right from your own PC.
     o You can arrange to receive notification of AnnualReports and other materials over the Internet.
     o    You may arrange for online sales of some or all of your shares.

Participation in the StockPower service is voluntary. If you prefer, you may participate in the plan using the paper-based method for your initial enrollment or subsequent optional cash purchases.

Also beginning in April of 2000, we are making the following change to the plan so that both current and future plan participants can make optional cash payments bimonthly. The provisions of the plan with respect to optional cash payments in excess of $5,000 in a calendar month will remain in effect.

     o Optional cash payments up to $5,000 in a calendar month. Notwithstanding the provisions of the plan as described in the plan prospectus, we have established two investment dates in each calendar month for you to make payments of up to a total of $5,000. These investment dates through the remainder of the year 2000 are set forth on Exhibit A below. To purchase common shares on any given investment date, funds must be received by EquiServe no later than 2 business days prior to the investment date. Please note if you are using the online method to invest, your order must be placed 5 business days prior to the investment date in order for EquiServe to receive the funds in time for the investment cut off. If the investment date falls on a Massachusetts State holiday, purchases will be made the following business day.

     o Optional cash payments in excess of $5,000. As the plan currently provides, optional cash payments in excess of $5,000 in any calendar month may be made only upon acceptance by ProLogis of a request for waiver. Please refer to the plan prospectus for instructions on submitting a request for waiver and the dates by which optional cash payments in excess of $5,000 must be received and the dates of the relevant investment periods during which the payments will be invested, as set forth on Appendix A to the plan prospectus.

Further, the plan currently provides that you may elect to have optional cash payments deducted from your bank account each month. If you make this election, or have previously elected to do so, EquiServe will now debit the funds from your account on the 6th day of each month. If the 6th day of the month is a weekend or holiday, the debit date will be the next succeeding business day. The funds will be invested on the first investment date of each month, as set forth on Exhibit A. In addition, you may make optional cash payments on the second monthly investment date, to the extent that your total investments in that calendar month would be less than or equal to $5,000, by sending payment to EquiServe or by investing online through StockPower, in each case as set forth above.


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All other terms of the plan will remain unchanged.

Current participants of the plan are already aware of the advantages of investing in ProLogis under the plan. If you are considering enrolling in the plan for the first time, there are a number of attractive features to the plan we would like to bring to your attention:

     o You may make optional cash purchases at a discount to market prices, which is currently established at 2%, and without paying brokerage commissions.
     o You can arrange to have all or some of your ProLogis distributions reinvested.
     o You can authorize monthly "automatic investments" in ProLogis by a pre-authorized transfer of funds from your checking or savings account. To receive an automatic monthly investment enrollment form, please contact EquiServe at 1-800-956-3378.
     o You may deposit your common share certificates with the plan administrator and have the ownership of those common shares maintained by the plan administrator as part of your account.

With the addition of a second monthly investment date and by offering the StockPower service option, we hope you agree that purchasing shares in ProLogis has never been more simple and convenient. If you have additional questions, please feel free to contact our investors relations representatives at 1-800-820-0181.

Thank you for your continued support.

K. Dane Brooksher
Chairman and Chief Executive Officer


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                             Exhibit A


                           Optional                                                       Optional
     Online Order        Cash Payment                                 Online Order      Cash Payment
    Placement Date         Due Date           Investment Date        Placement Date       Due Date            Investment Date
    --------------         --------           ---------------        --------------       --------            ---------------

                                                                    April 20, 2000      April 26, 2000        April 28, 2000
     May 8, 2000          May 11, 2000         May 15, 2000         May 18, 2000        May 23, 2000          May 25, 2000
     June 8, 2000         June 13, 2000        June 15, 2000        June 23, 2000       June 28, 2000         June 30, 2000
     July 7, 2000         July 12, 2000        July 14, 2000        July 24, 2000       July 27, 2000         July 31, 2000
    August 8, 2000        August 11, 2000     August 15, 2000       August 17, 2000    August 22, 2000       August 24, 2000
  September 8, 2000     September 13, 2000  September 15, 2000    September 22, 2000  September 27, 2000    September 29, 2000
   October 6, 2000       October 12, 2000     October 16, 2000     October 24, 2000    October 27, 2000      October 31, 2000
   November 8, 2000     November 13, 2000   November 15, 2000     November 15, 2000    November 20, 2000     November 22, 2000
   December 8, 2000     December 13, 2000   December 15, 2000     December 21, 2000    December 27, 2000     December 29, 2000


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